UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-8

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MELLON FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	25-1233834
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Mellon Center

500 Grant Street

Pittsburgh, Pennsylvania 15258-0001

(412) 234-5000

(Address of principal executive offices) (Zip Code)

MELLON FINANCIAL CORPORATION

Elective Deferred Compensation Plan

Elective Deferred Compensation Plan for Senior Officers

1990 Elective Deferred Compensation Plan for Directors

and Members of the Advisory Board

(Full title of the plan)

Carl Krasik, Esq.

Associate General Counsel and Secretary

Mellon Financial Corporation

One Mellon Center

500 Grant Street

Pittsburgh, Pennsylvania 15258-0001

(412) 234-5222

(Name, address and telephone number of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Deferred Compensation Plan Obligations	$125,000,000	$1.00	$125,000,000	$10,113

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

The following documents heretofore filed with the Securities and Exchange Commission by Mellon Financial Corporation (the “Corporation”) (Commission File No. 1-7410) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) are incorporated in this Registration Statement by reference and made a part hereof:

(1) The Corporation’s Annual Report on Form 10K for the year ended on December 31, 2002, filed pursuant to Section 13 of the Exchange Act.

(2) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act by the Corporation since December 31, 2002.

Each document or report filed by the Corporation with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part thereof from the date of filing of such documents until the information contained in such document is superseded or updated by any subsequently filed document which is incorporated by reference into this Registration Statement.

Item 4. Description of Securities

Deferred compensation obligations are being offered (i) to eligible senior level employees of the Corporation and its participating affiliates under the Corporation’s Elective Deferred Compensation Plan and Elective Deferred Compensation Plan for Senior Officers (the “Employee Plans”) and (ii) to the Corporation’s non-employee directors and Advisory Board members under the 1990 Elective Deferred Compensation Plan for Directors and Members of the Advisory Board (the “Directors Plan”) (all of the deferred compensation plans being referred to together as the “Plans”). The Employee Plans permit participants to defer base salary and cash bonuses in amounts elected by the participant in accordance with the terms of the Employee Plans. The Directors Plan permits participants to defer board fees in amounts elected by the participant in accordance with the terms of the Directors Plan. The amount of base salary, cash bonuses and/or board fees deferred by participants under the Employee Plans and the Directors Plan are referred to as “deferred compensation.” The “deferred compensation obligations” are the unsecured obligations of the Corporation to pay deferred compensation to the participants pursuant to the terms of the Plans.

Subject to the terms of the Plans, deferred compensation is credited to an account in the participant’s name on the date that the compensation would have otherwise been paid. Effective January 1, 2002, participants in the Plans may choose from among three variable funds (the “Variable Funds”) or a declared rate of return (the “Declared Rate”) for determining the tax-deferred rate of return to be credited to his or her deferred compensation account. Earnings commence when the deferred compensation is credited to the participant’s account. Deferral elections must be filed during annual enrollment periods and relate only to compensation to be earned in the year or years following the enrollment period during which the election is filed; except that directors may file deferral elections within 30 days after the effective date of first being elected/appointed to the board. In accordance with the terms of the Plans, account balances are generally paid to participants at retirement after age 55 in accordance with their previously filed payment elections. Payments are also paid upon termination of employment prior to retirement. Such pre-retirement payments are made in a lump sum or, at the direction of the Corporation’s Corporate Benefits Committee, in up to three annual payments.

Under the Declared Rate option, the monthly rate credited during the participant’s lifetime is based on the effective annual yield of the 12-month rolling average of 10-year U.S. Treasury Notes (“T-Note”). The Declared Rate is constant during each calendar year, based on the T-Note rate as of July 31st of the preceding year. However, if the Declared Rate as of July 31st is below 7.5%, the Declared Rate for the following calendar year will be 7.5%. The Declared Rate is announced during the annual enrollment period for the Plans. Upon a participant’s termination of employment or service, deferred compensation credited to the Declared Rate option is credited retroactively to the date of each deferral with an enhanced percentage of the T-Note rate based upon the participant’s completed years of employment with the Corporation, or an affiliate, or completed years of service on the Corporation’s Board of Directors. The enhancement is calculated as follows: (i) 125% of the T-Note rate for 3-4 years of employment or service; (ii) 130% of the T-Note rate for 5-6 years of employment or service; and (iii) 135% of the T-Note rate for 7 or more years of employment or service. Accounts are also credited retroactively with 135% of the T-Note rate upon retirement on or after age 65, death of the participant or termination of employment or service at any time after a charge of control of the Corporation. Deferred compensation previously credited to the Declared Rate option may not be reallocated to a Variable Fund option.

The Corporate Benefits Committee of the Corporation selects the Variable Fund options offered under the Plans. The Variable Fund options currently available for deferred compensation track the following registered mutual funds: (i) Dreyfus Stock Index Fund; (ii) Dreyfus Variable Investment Fund Money Market Portfolio; and (iii) Standish—Mellon Bond Index Fund. Deferrals allocated to these options are credited with gains or losses that “mirror” the market performance of the Funds selected by the participant, net of investment management fees and expenses. The market performances of the funds is used only as a benchmark for crediting gains or losses. No investment or other interest in the funds belongs to the participants. However, a prospectus covering each of the funds is made available to the participants for informational purposes. Participants may change their investment allocations quarterly. However, deferred compensation previously credited to a Variable Fund option may not be reallocated to the Declared Rate option.

The deferred compensation obligations are subject to the claims of the general creditors of the Corporation. As a result, the deferred compensation obligations are unfunded, unsecured obligations of the Corporation to pay deferred compensation in the future in accordance with the terms of the Plans, and generally will rank equally with other unsecured indebtedness of the Corporation from time to time outstanding. The Corporation has adopted an irrevocable grantor trust to provide protection against the risk that the Corporation may become unable or unwilling to pay benefits. However, the trust does not protect against the risk of corporate insolvency. PNC Bank is currently the Trustee of the Corporation’s grantor trust.

The Employee Plans may be amended or terminated by the Human Resources Committee of the Board of Directors of the Corporation at any time. The Directors Plan may be amended or terminated by the Human Resources Committee or by the Board of Directors of the Corporation at any time. In the case a Plan is terminated, all amounts allocated to participant accounts would be paid to the participants. No amendment can reduce the amounts payable to participants under the Plan as of the date of such amendment.

Item 5. Interests of Named Experts and Counsel

The validity of the Deferred Compensation Plan Obligations covered by this Registration Statement will be passed upon for the Corporation by Carl Krasik, Esq., Associate General Counsel and Secretary of the Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258. Mr. Krasik is an employee and a shareholder of the Corporation, is eligible to participate in the Elective Deferred Compensation Plan for Senior Officers and holds options to purchase additional shares of the Corporation’s Common Stock issued pursuant to the Corporation’s Long-Term Profit Incentive Plan (1996).

Item 6. Indemnification of Directors and Officers

The Restated Articles of Incorporation, as amended, of the Corporation (the “Articles”) provide that, except as prohibited by law, every director and officer of the Corporation shall be entitled as of right to be indemnified by the Corporation against fees and expenses and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which such person may be involved as a party or otherwise (subject to certain limitations in the case of actions by such person against the Corporation) by reason of such person being or having been a director or officer of the Corporation or serving or having served at the request of the Corporation as a director, officer, fiduciary or other representative of another entity. The Articles also give to indemnitees the right to have their expenses in defending such actions paid in advance by the Corporation, subject to any obligation imposed by law or otherwise to reimburse the Corporation in certain events. The Corporation has entered into an indemnity agreement (the “Indemnity Agreement”) with each director and certain of its officers which provides a contractual right to indemnification against such expenses and liabilities (subject to certain limitations and exceptions) and a contractual right to advancement of expenses and contains additional provisions regarding determination of entitlement, defense of claims, rights of contribution and other matters.

The Pennsylvania Business Corporation Law permits a corporation to indemnify its directors and officers, and to pay their expenses in advance, subject to certain limitations and exceptions. The specific indemnity provisions, which are by their terms not intended to be exclusive, are, in general, not as broad as the provisions of the Articles and the Indemnity Agreement; however, one provision would preclude indemnification in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, and another provision requires that advances of expenses may be made by a corporation only upon receipt of an undertaking to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

The Corporation has purchased liability insurance policies covering its directors and officers to insure against the claims arising out of certain alleged wrongful acts on the part of such directors and officers and against claims arising out of certain alleged breaches of fiduciary duty under the Employee Retirement Income Security Act of 1974 on the part of such directors and officers.

Article Seventh of the Articles and Article Two of the Corporation’s By-Laws, as amended, both adopted by the shareholders of the Corporation at their annual meeting on April 20, 1987, further provide that, to the fullest extent that the laws of Pennsylvania, as in effect on January 27, 1987 or as thereafter amended, permit elimination or limitation of the liability of directors, no director of the Corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. The Pennsylvania Business Corporation Law provides that whenever the by-laws of a corporation by a vote of the shareholders so provide, a director shall not be personally liable for monetary damages as such for any action taken, or failure to take any action, unless (i) the director has breached or failed to perform the duties of his office under the standard of care and justifiable reliance specified in such act and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions do not apply to (i) responsibility or liability of a director pursuant to any criminal statute or (ii) the liability of a director for payment of taxes.

Item 7. Exemption From Registration Claimed

Not Applicable.

Item 8. Exhibits

The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement:

Number	Description

4.1	Mellon Financial Corporation Elective Deferred Compensation Plan, as amended, effective September 15, 2003.

4.2	Mellon Financial Corporation Elective Deferred Compensation Plan for Senior Officers, as amended, effective January 1, 2003.

4.3	Mellon Financial Corporation 1990 Elective Deferred Compensation Plan for Directors and Members of the Advisory Board, as amended, effective January 1, 2002.

5.1	Opinion of Carl Krasik, Esq. as to the legality of the Obligations being registered.

23.1	Consent of Carl Krasik, Esq. (included in Exhibit 5.1)

23.2	Consent of KPMG LLP

24.1	Powers of Attorney

Item 9. Undertakings

(a) Rule 415 Offering

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b) Filings Incorporating Subsequent Exchange Act Documents by Reference

The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Filing of Registration Statement on Form S-8

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

MELLON FINANCIAL CORPORATION

Pursuant to the requirements of the Securities Act of 1933, Mellon Financial Corporation certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on the 26th day of September, 2003.

Mellon Financial Corporation

By:	/s/ Steven G. Elliott
Steven G. Elliott Senior Vice Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 26th day of September, 2003.

By:	/s/ Michael A. Bryson
Michael A. Bryson Principal Financial Officer

By:	/s/ Michael K. Hughey
Michael K. Hughey Principal Accounting Officer

Martin G. McGuinn, Director and Principal Executive Officer; Carol R. Brown, Director; Jared L. Cohon, Director; J. W. Connolly, Director; Steven G. Elliott, Director; Ira J. Gumberg, Director; Edward J. McAniff, Director; Seward Prosser Mellon, Director; Robert Mehrabian, Director; Mark A. Nordenberg, Director; James F. Orr III, Director; David S. Shapira, Director; William E. Strickland, Jr., Director; Wesley W. von Schack, Director.

By:	/s/ Carl Krasik
Carl Krasik Attorney-in-Fact Ruth E. Bruch Director

Index to Exhibits

Exhibit No.	Description	Method of Filing

4.1	Mellon Financial Corporation Elective Deferred Compensation Plan, as amended, effective September 15, 2003.	Filed herewith.

4.2	Mellon Financial Corporation Elective Deferred Compensation Plan for Senior Officers, as amended, effective January 1, 2003.	Filed herewith.

4.3	Mellon Financial Corporation 1990 Elective Deferred Compensation Plan for Directors and Members of the Advisory Board, as amended, effective January 1, 2002.	Previously filed as Exhibit 10.9 to Annual Report on Form 10-K (File No. 1-7410) for the year ended Dec. 31, 2001, and incorporated herein by reference.

5.1	Opinion of Carl Krasik, Esq. as to the legality of the Deferred Compensation Plan Obligations being registered.	Filed herewith.

23.1	Consent of Carl Krasik, Esq. (included in Exhibit 5.1).	Filed herewith.

23.2	Consent of KPMG LLP	Filed herewith.

24.1	Powers of Attorney	Filed herewith.